Exhibit 99.2

NOTICE OF MEETING

Annual and Special Meeting of the Shareholders of Goldcorp

Date:	Thursday, April 30, 2015

Time:	3:00 pm (Eastern Time)

Place:	Sheraton Centre Toronto Hotel, Grand East Ballroom, 123 Queen Street West, Toronto, ON

The business of the meeting is to:

1.	Receive the audited annual consolidated financial statements for 2014

2.	Elect directors for the coming year

3.	Appoint Deloitte LLP as auditors and authorize the directors to fix their remuneration

4.	Consider a resolution approving the repeal of By-Law No.3 and By-Law No.4 to be replaced in their entirety by Amended By-Law No.4

5.	Consider a resolution approving certain amendments to the restricted share unit plan

6.	Consider a non-binding advisory resolution on our approach to executive compensation

7.	Transact any other business

You have a right to vote if you were a Goldcorp shareholder on March 18, 2015, our “record date”. Find out how to vote starting on page 5 and read more about Goldcorp in the rest of this document (called a circular).

The Board has, by resolution, fixed 3:00 p.m. (Eastern Time) on April 28, 2015, or no later than 48 hours before the time of any adjourned meeting (excluding Saturdays, Sundays and holidays), as the time before which proxies to be used or acted upon at the meeting or any adjournment thereof shall be deposited with Goldcorp’s transfer agent. The time limit for the deposit of proxies may be waived or extended by the chair of the meeting at his or her discretion, without notice.

By order of the Board of Directors,

“Ian W. Telfer”

Chairman of the Board